UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

American Greetings Corporation

(Name of Issuer)

Class B Common Shares, Par Value $1.00

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Zev Weiss

Jeffrey Weiss

One American Road

Cleveland, Ohio 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James P. Dougherty

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

(216) 586-3939

July 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026375-20-4	Schedule 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zev Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 526,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 526,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 344,764
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 344,764
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morry Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,919
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 288,919
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 026375-20-4	Schedule 13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judith Stone Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving I. Stone Limited Liability Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,818,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,818,182
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving I. Stone Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 203,964
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 203,964
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* 00

CUSIP No. 026375-20-4	Schedule 13D	Page 10 of 11 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed by the Reporting Persons on September 26, 2012, as amended by Amendment No. 1 to Schedule 13D dated November 5, 2012, Amendment No. 2 to Schedule 13D dated December 26, 2012, Amendment No. 3 to Schedule 13D dated January 17, 2013, Amendment No. 4 to Schedule 13D dated April 1, 2013 and Amendment No. 5 to Schedule 13D dated July 1, 2013 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate value of the transaction contemplated by the Merger Agreement and as further described in Item 4 below (the “Transaction”), including debt incurred, refinanced or to remain outstanding in connection with the Transaction, is $879.1 million.

The Transaction will be financed through a combination of (i) cash funded by a $240.0 million non-voting preferred stock investment committed by Koch AG Investment, LLC, a Delaware limited liability company (“Koch”) pursuant to a Series A Preferred Stock Purchase Agreement, dated as of March 29, 2013 (the “Stock Purchase Agreement”), among Century Intermediate Holding Company, a Delaware corporation (“Parent”), Koch, and, solely for purposes of Section 12.9 thereof, Zev Weiss, Morry Weiss, Jeffrey Weiss and Koch Industries, Inc., and (ii) $600 million in committed debt financing, consisting of a $350 million term loan and a $250 million revolving credit facility pursuant to a Commitment Letter, dated March 29, 2013 (the “Commitment Letter”), among Parent, Bank of America, N.A., Deutsche Bank AG New York Branch, Key Bank National Association, Macquarie Capital USA, Inc. and PNC Bank National Association (the “Commitment Parties”), as amended by the Amendment to Commitment Letter, dated July 3, 2013 (the “Commitment Letter Amendment”), among Parent and the Commitment Parties. The Stock Purchase Agreement, the Commitment Letter and the Commitment Letter Amendment are filed as Exhibits 6, 7 and 14 hereto, respectively, and are incorporated by reference into this Item 3. The foregoing descriptions of the Stock Purchase Agreement, the Commitment Letter and the Commitment Letter Amendment do not purport to be complete, and are qualified in their entirety by reference to the full text of those documents.

In addition, the Reporting Persons (excluding the Irving Stone Foundation) entered into a Rollover and Contribution Agreement, dated March 29, 2013 (the “Rollover Agreement”), among the Reporting Persons (other than the Irving Stone Foundation) (the “Family Shareholders”), Parent and Three-Twenty-Three Family Holdings, LLC, a Delaware limited liability company (“Family LLC”). Pursuant to the Rollover Agreement, the Family Shareholders will, subject to the terms and conditions contained therein and immediately prior to the effective time of the Merger (as defined below), contribute approximately 2.33 million Class A Shares and, Class B Shares, consisting of all of the Class A Shares and Class B Shares owned by the Family Shareholders (the “Rolled Shares”) to Family LLC in exchange for all of the equity interests in Family LLC. Family LLC will, in turn, contribute the Rolled Shares to Parent in exchange for all of the common equity interests in Parent. The Issuer is not a party to the Rollover Agreement. The Rollover Agreement is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3. The foregoing description of the Rollover Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented with the following information:

On July 3, 2013, the Issuer published a press release (the “Amendment Press Release”) announcing that it had entered into Amendment No. 1 to Agreement and Plan of Merger, dated July 3, 2013 (the “Merger Agreement Amendment”), among Parent, Merger Sub and the Issuer, amending the Merger Agreement and providing for, among other things, the consideration to be received in respect of the shares of the Company (other than shares owned by the Issuer, Parent (which will include at the effective time all the shares held by the Family Shareholders) and those holders who have properly exercised dissenters’ rights under Ohio law) to be increased from $18.20 to $19.00 (in both cases in cash, without interest and subject to any withholding taxes). The Amendment Press Release and the Merger Agreement Amendment are filed as Exhibits 15 and 16 hereto, respectively, and incorporated by reference into this Item 4. The foregoing descriptions of Amendment Press Release and the Merger Agreement Amendment do not purport to be complete, and are qualified in their entirety by reference to the full text of those documents.

In connection with the execution of the Merger Agreement Amendment, the Reporting Persons entered into Amendment No. 1 to Guaranty and Voting Agreement, dated July 3, 2013 (the “Guaranty and Voting Agreement Amendment”), among the Reporting Persons and the Issuer, amending the Guaranty and Voting Agreement and providing that, if so requested by a majority of the board of directors of the Issuer (excluding the Family Shareholders who are members of the board) at the meeting of the shareholders of the Issuer with respect to the Transaction or any adjournment thereof, the Reporting Persons will vote their shares of the Issuer in favor of any adjournment, postponement or recess. The Guaranty and Voting Agreement Amendment is filed as Exhibit 17 hereto and is incorporated by reference into this Item 4. The foregoing description of the Guaranty and Voting Agreement Amendment does not purport to be complete, and is qualified in its entirety by reference thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following information:

See the discussion in Item 4 regarding the Merger Agreement Amendment and the Guaranty and Voting Agreement Amendment. Such descriptions of the Merger Agreement Amendment and the Guaranty and Voting Agreement Amendment do not purport to be complete, and are qualified in their entirety by reference to the full text of the Merger Agreement Amendment and the Guaranty and Voting Agreement Amendment, which are filed as Exhibits 16 and 17 hereto, respectively, and incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting at the end thereof the following:

Exhibit 14	Amendment to Commitment Letter, dated July 3, 2013, among Parent and the Commitment Parties

Exhibit 15	Press Release, dated July 3, 2013

Exhibit 16	Amendment No. 1 to Agreement and Plan of Merger, dated July 3, 2013, among Parent, Merger Sub and the Issuer

Exhibit 17	Amendment No. 1 to Guaranty and Voting Agreement, dated July 3, 2013, among the Reporting Persons and the Issuer

CUSIP No. 026375-20-4	Schedule 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2013

/s/ Zev Weiss
Zev Weiss

/s/ Jeffrey Weiss
Jeffrey Weiss

/s/ Gary Weiss
Gary Weiss

/s/ Elie Weiss
Elie Weiss

/s/ Morry Weiss
Morry Weiss

/s/ Judith Stone Weiss
Judith Stone Weiss

IRVING I. STONE LIMITED LIABILITY COMPANY

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	Manager

IRVING I. STONE FOUNDATION

By:	/s/ Gary Weiss
Name:	Gary Weiss
Title:	President